Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company: Harmon Industries, Inc.
Commission File No. 000-07916


Contact:          Susan K. Breon
                  GE Transportation Systems
                  814/875-3457
                  susan.breon@trans.ge.com

General Electric Company Announces Share Exchange Ratio

August 24, 2000 -- Erie, PA -- General Electric Company announced today in connection with its pending exchange offer to acquire all of the outstanding shares of common stock of Harmon Industries, Inc. (Harmon) that, assuming that the offer expires as currently scheduled on August 28, 2000, Harmon stockholders will receive 0.527 of a share of GE common stock for each share of common stock of Harmon tendered pursuant to the offer. The exchange ratio was calculated by dividing $30 by $56.875, the average of the daily volume weighted sales prices per share of GE common stock on the NYSE for each of the 10 consecutive trading days ending August 24.

On August 21, GE extended the offer to exchange a fraction of a share of GE common stock for each outstanding share of Harmon common stock that is validly tendered and not properly withdrawn. Currently, the offer will expire at midnight, New York City time, on August 28, 2000, unless further extended.

The waiting period under the HSR Act is scheduled to expire on August 26, 2000. If the offer is extended beyond Monday, August 28, 2000, the exchange ratio will be reset. GE will announce any new exchange ratio by press release on the second day prior to the then scheduled expiration date of the offer and will file that press release pursuant to Rule 425 with the Securities and Exchange Commission.

Following completion of the transaction, it is expected that Harmon will become part of GE Harris Railway Electronics, a joint venture between GE Transportation Systems (GETS) and Harris Corporation.

GETS, headquartered in Erie, PA, is one of the major business units of GE (NYSE symbol GE). It is a global supplier of surface transportation products and services including freight and passenger locomotives and maintenance service, global railroad services such as remote monitoring and diagnostics, railway control and communications systems, propulsion and auxiliary power systems for transit vehicles and motorized drive systems for mining trucks. It employs approximately 6700 employees worldwide and has sales in excess of $2 billion.

We urge the Harmon shareholders to read the registration statement on form S-4 and Schedule TO and the preliminary prospectus, amendments, final prospectus and other exchange offer documents, filed on or after July 25, 2000 by General Electric with the Securities and Exchange Commission (SEC) and the related solicitation/recommendation statement filed on July 25, 2000 by Harmon with the SEC. These documents contain important information which should be read carefully before any decision is made with respect to the offer. These documents are available to all shareholders of Harmon at no expense to them. The documents are also available at no charge at the SEC's website at www.sec.gov. Documents are available from the contact persons above without cost.

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